EXHIBIT 3
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|Time Sensitive|
|  Materials   |
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                         Amended Depositary's Notice of
              Shareholders' Extraordinary Meeting of WPP Group plc

     The Company has informed the Depositary that the Extraordinary General Meeting scheduled for April 7, 2004 has been adjourned to April 16, 2004. Please note, however, that votes received on voting cards included in the voting materials mailed to you in connection with the April 7 meeting will be counted. Please further note that only holders wishing to change their vote should use the voting card enclosed herewith.

     Holders should review the information provided by the Company and enclosed herewith to decide whether to amend their vote.

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ADSs:                                   American Depositary Shares evidenced by
                                        American Depositary Receipts ("ADRs").
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ADS CUSIP No.:                          929309300.
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ADS Record Date:                        March 12, 2004.
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Meeting Specifics:                      Extraordinary General Meeting - April
                                        16, 2004 at 11:30 A.M. (local time) at
                                        The Savoy Hotel, The Strand, London
                                        WC2, England.
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Meeting Agenda:                         Please refer to the Company's Notice of
                                        Meeting enclosed herewith.
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ADS Voting Instructions Deadline:       On or before 10:00 A.M. (New York City
                                        time) on April 13, 2004.
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Deposited Securities:                   Ordinary Shares, Par Value 10p per
                                        Share, of WPP Group plc, a company
                                        incorporated under the laws of England
                                        and Wales (the "Company").
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ADS Ratio:                              5 Ordinary Shares to 1 ADS.
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Depositary:                             Citibank, N.A.
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Custodian of Deposited Securities:      Citibank, N.A. - London.
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Deposit Agreement:                      Amended and Restated Deposit Agreement,
                                        dated as of October 24, 1995, as amended
                                        by Amendment No. 1 to Deposit Agreement,
                                        dated as of November 9, 1999, as amended
                                        by Amendment No. 2 to the Deposit
                                        Agreement, dated as of October 3, 2000,
                                        and as further amended by Amendment No.3
                                        to the Deposit Agreement, dated as of
                                        May 17, 2002 by and among the Company,
                                        the Depositary, and the Holders and
                                        Beneficial Owners of ADRs, evidencing
                                        ADSs, issued thereunder.
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                                      -8-

     The Company has announced that an Extraordinary General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

     Registered Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

     As set forth in Section 4.08 of the Deposit Agreement, upon timely receipt of signed and completed Voting Instructions from a Registered Holder of ADRs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

How Does an ADR Holder vote?

Registered Holders (i.e. ADR Holders who do not hold their ADSs through a custodian, broker or other agents). In accordance with and pursuant to the terms of Section 4.08 of the Deposit Agreement, Registered Holders of ADRs of record on the ADS Record date will be entitled:

(a) to use the enclosed proxy card to gain entrance at the Meeting in order to attend, vote and speak at the Meeting as the proxy of the Depositary or its nominee solely with respect to the Deposited Securities represented by the ADSs evidenced by such Registered Holder's ADRs; OR
(b) to appoint any other person as the substitute proxy of such Registered Holder and such proxy shall use the enclosed proxy card to gain entrance at the Meeting, solely with respect to the Deposited Securities represented by the ADSs evidenced by such Registered Holder's ADRs; OR
(c) to appoint the person nominated by the Depositary as the substitute proxy of such Registered Holder and to instruct such person nominated by the Depositary as to the exercise of the voting rights pertaining to the ADSs evidenced by such Registered Holder's ADRs.

PLEASE FURTHER NOTE THAT IF YOU APPOINT THE DEPOSITARY TO VOTE ON YOUR BEHALF, YOUR VOTING INSTRUCTIONS MUST BE SIGNED, COMPLETED AND RECEIVED AT THE INDICATED ADDRESS PRIOR TO 10:00 A.M. (NEW YORK CITY TIME) ON APRIL 13, 2004 FOR ACTION TO BE TAKEN.

Beneficial Owners (i.e. ADR Holders holding their ADSs through a custodian, broker or other agent)
     Please note that Beneficial Owners will only be entitled to instruct the Depositary or a person nominated by the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders' ADSs.


-------------
* As set forth in Section 4.08 of the Deposit Agreement, Registered Holders of record of ADRs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of England and Wales and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to either: (i) instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Registered Holders' ADSs in the manner set forth herein or
(ii) if such Registered Holders wish to exercise their voting rights at the Meeting other than through the Depositary or its nominee, they or their validly appointed proxy may utilize the proxy card to gain entrance to the Meeting for such purposes in the manner set forth herein.

     The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Registered Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

     If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

                                                Citibank, N.A., as Depositary

To appoint the Depositary to vote on your behalf, your Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M.
         (New York City time) on April 13, 2004 for action to be taken.


2004 VOTING INSTRUCTIONS                              AMERICAN DEPOSITARY SHARES
--------------------------------------------------------------------------------
                          WPP Group plc (the "Company")
                            (for registered holders)

CUSIP No.:                      929309300.
ADS Record Date:                March 12, 2004.
Meeting Specifics:              Extraordinary General Meeting - April 16, 2004
                                at 11:30 A.M. (local time) at The Savoy Hotel,
                                The Strand, London WC2, England.
Meeting Agenda:                 Please refer to the Company's Notice of Meeting
                                enclosed herewith.
Depositary:                     Citibank, N.A.
Deposit Agreement:              Amended and Restated Deposit Agreement, dated as
                                of October 24, 1995, as amended by Amendment No.
                                1 to Deposit Agreement, dated as of November 9,
                                1999, as amended by Amendment No. 2 to the
                                Deposit Agreement, dated as of October 3, 2000,
                                and as further amended by Amendment No. 3 to the
                                Deposit Agreement, dated as of May 17, 2002.
Deposited Securities:           Ordinary Shares, Par Value 10p per Share, of the
                                Company.
Custodian:                      Citibank, N.A. - London.

The undersigned Registered Holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

IF YOU WISH TO ATTEND, SPEAK AND VOTE AT THE MEETING OTHER THAN THROUGH THE DEPOSITARY OR ITS NOMINEE, YOU OR YOUR VALIDLY APPOINTED PROXY MAY UTILIZE THE PROXY CARD TO GAIN ENTRANCE TO THE MEETING FOR SUCH PURPOSES.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.
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                                   DETACH HERE

|X|      Please mark your                       |
         vote as in this                        | 0000
         example                                ----------
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

                                                     FOR      AGAINST    ABSTAIN
                                                1    |_|        |_|        |_|





SIGNATURE(S)                                                Date
            ------------------------------------------            --------------
Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.
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                                   DETACH HERE

                                  WPP Group plc

1. Ordinary resolution to approve the adoption of the draft rules of the WPP Group plc 2004 Leadership Equity Acquisition Plan.*










* Please note that the Company has informed the Depositary that this proxy card relates to the resolution proposed to approve the draft rules as detailed in the document posted to share owners on March 22, 2004 as amended by the modification referred to in the document posted to share owners on April 2, 2004.

   To appoint the Depositary to vote on your behalf, your Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on April 13, 2004 for action to be taken.

2004 VOTING INSTRUCTIONS                              AMERICAN DEPOSITARY SHARES
--------------------------------------------------------------------------------
                          WPP Group plc (the "Company")
                             (for beneficial owners)

CUSIP No.:                      929309300.
ADS Record Date:                March 12, 2004.
Meeting Specifics:              Extraordinary General Meeting - April 16, 2004
                                at 11:30 A.M. (local time) at The Savoy Hotel,
                                The Strand, London WC2, England.
Meeting Agenda:                 Please refer to the Company's Notice of Meeting
                                enclosed herewith.
Depositary:                     Citibank, N.A.
Deposit Agreement:              Amended and Restated Deposit Agreement, dated as
                                of October 24, 1995, as amended by Amendment No.
                                1 to Deposit Agreement, dated as of November 9,
                                1999, as amended by Amendment No. 2 to the
                                Deposit Agreement, dated as of October 3, 2000,
                                and as further amended by Amendment No. 3 to the
                                Deposit Agreement, dated as of May 17, 2002.
Deposited Securities:           Ordinary Shares, Par Value 10p per Share, of the
                                Company.
Custodian:                      Citibank, N.A. - London.

The undersigned beneficial owner, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.
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                                   DETACH HERE

|X|      Please mark your                       |
         vote as in this                        | 0000
         example                                ----------
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

                                                     FOR      AGAINST    ABSTAIN
                                                1    |_|        |_|        |_|





SIGNATURE(S)  Date   ------------------------------------------   --------------
Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with
full                      title                     as                     such.
--------------------------------------------------------------------------------
DETACH HERE

                                  WPP Group plc

1. Ordinary resolution to approve the adoption of the draft rules of the WPP Group plc 2004 Leadership Equity Acquisition Plan.*










* Please note that the Company has informed the Depositary that this proxy card relates to the resolution proposed to approve the draft rules as detailed in the document posted to share owners on March 22, 2004 as amended by the modification referred to in the document posted to share owners on April 2, 2004.